August 7, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Tower International, Inc.

Ladies and Gentlemen:

Tower International, Inc. has filed today an S-3 shelf registration statement (the “Registration Statement”), which includes both securities to be sold by the issuer as well as selling stockholder shares.  Please contact me at (248) 203-0775 or jmoloney@dykema.com, or Nanette Dudek at (248) 675-6091 or dudek.nanette@towerinternational.com, with any comments or questions regarding the Registration Statement.

Sincerely,

/s/ Jeanne M. Moloney

Associate, Dykema Gossett PLLC